James I. Lundy, III
 Attorney at Law

1700 Pennsylvania Avenue, NW Suite 400 Washington, DC 20006 (202) 349-7130 (202) 318-4623 JILundyIII@Verizon.net

November 22, 2005

Via EDGAR and Facsimile

Mr. John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Sandy Spring Bancorp, Inc. Olney, MD File No. 0-19065 Form 10-K for the fiscal year ended December 31, 2004

Ladies and Gentlemen:

     This letter includes the responses of Sandy Spring Bancorp, Inc., Olney, Maryland (“Bancorp”), to the staff’s comments communicated by letter dated October 25, 2005 (the “Comment Letter”). I serve as special legal counsel to Bancorp, and, in preparing this letter, have relied upon factual information, information regarding accounting principles, and statements of intention provided by its management. The text of each of the comments numbered 1 though 4 has been reproduced below, followed by Bancorp’s response. References to future filings refer to future filings in which the disclosures are applicable or are provided voluntarily. For example, the disclosure called for by comment 3 regarding the accounting policy for unidentifiable intangible assets will be provided in the 2005 Form 10-K but not in the March 31, 2006 Form 10-Q.

     The written acknowledgment by Bancorp requested in the comment letter is enclosed.

Note 3 – Investments Available for Sale, page 38

1.	Please explain in your response letter your use of an average life for mortgage-backed securities in the tabular presentation of available-for-sale securities by contractual maturity, including the average life or lives used in your disclosure, considering the guidance in paragraph 20 of FAS 115. Please revise future filings as necessary to clarify your disclosure.

United States Securities and Exchange Commission
November 22, 2005

Response to Comment 1.

     Bancorp will revise future filings as necessary to clarify this disclosure.

Bancorp provides the following as supplemental information.

     Paragraph 20 of FAS 115 states that “ Securities not due at a single maturity date, such as mortgage-backed securities, may be disclosed separately rather than allocated over several maturity groupings; if allocated, the basis for allocation also shall be disclosed.” Bancorp allocates mortgage-backed securities into the four maturity groupings using the expected average life of the individual securities based upon third party sources. As disclosed in the referenced note, the expected maturities of these securities may differ from their contractual maturities because borrowers on the underlying mortgages may have the right to call or prepay them.

Note 7 – Goodwill and Other Intangible Assets, page 43

2.	Please provide in your response letter your goodwill impairment analyses, including the facts and circumstances leading to the determination of the impairment charge recorded in the fourth quarter of 2004. Please include all qualitative and quantitative details you considered in the two-step impairment test outlined in paragraphs 18-25. Please clearly indicate what particular facts and circumstances existed in the fourth quarter that did not exist in prior periods. For example, we note that total leases outstanding significantly decreased each year since your acquisition of this entity in 2000, and as early as 2003 total leases outstanding represented approximately half of the December 31, 2000 balance. We remind you that paragraph 17 of SFAS 142 requires impairment testing more frequently than annually if events or circumstances indicate a possible impairment. Please also revise future filings to disclose the facts and circumstances surrounding the impairment charge and any other information considered necessary, as prescribed by paragraph 47 of FAS 142.

Response to Comment 2.

     Bancorp will revise disclosures in future filings to provide the facts and circumstances surrounding this impairment charge and any other information considered necessary, as prescribed by FAS 142.

Bancorp provides the following as supplemental information.

     Bancorp engaged the services of an independent outside consultant in conducting its annual impairment testing for both 2003 and 2004. There were no triggering events as defined in FAS 142 that would have caused Bancorp to re-examine its assumptions supporting the prior goodwill impairment analyses.

United States Securities and Exchange Commission
November 22, 2005

     The impairment testing performed as of October 1, 2003, indicated that there was no impairment in the carrying value of the Leasing unit. As described more fully in the referenced reports, the impairment testing process for the leasing unit results in a fair value of equity for the unit, which is then compared to its carrying value in order to determine the amount of any impairment. The fair value used by Bancorp and its consultants is the average of the results of analyses based upon (i) the capitalization of earnings method, which is primarily dependent upon a determination of normalized or residual earnings, and (ii) a market transaction method, which is primarily dependent upon price/earnings ratios of comparable companies. The primary reason for the determination of the impairment charge in 2004 was the continuing decline in the leasing portfolio and leasing unit income despite varying efforts made over the preceding two years to generate growth and to control operating expenses and a resulting change in the earnings assumption used in the impairment testing methodology. In the analyses as of October 1, 2004, Bancorp, in consultation with its independent consultants, determined to use only the current year projected earnings to arrive at a normalized earnings rather than average earnings for the past three years which had been used for the 2003 impairment testing. This change was based upon Bancorp’s finding that the current year earnings projection represented the best estimate of expected normalized earnings based on the level of lease receivables at that time and assuming only minimal portfolio growth.

     Copies of Bancorp’s goodwill impairment analyses for 2003 and 2004 (the “Confidential Material,” which include additional qualitative and quantitative details that Bancorp considered in its impairment testing are being filed separately with the Commission with a request for confidential treatment thereof as supplemental material under Rule 12b-4 and as confidential material under the Freedom of Information Act and related statutes and regulations.

3.	Please describe in your response letter your accounting policy for Unidentifiable Intangible Assets Resulting from Branch Acquisitions, and include your accounting policy in Note 1 – Significant Accounting Policies in future filings. Refer to FAS 147 and paragraphs 5 and 6 of FAS 72, as amended.

Response to Comment 3.

Bancorp will revise future filings to include its accounting policy in this regard in Note 1 – Significant Accounting Policies.

Bancorp provides the following as supplemental information.

Unidentifiable Intangible assets at December 31, 2004 resulted from two transactions: the purchase of a commercial bank in 1996 and the purchase of seven commercial bank branches in 1999. No goodwill was recorded as a result of these branch acquisitions.

In October 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 147, “Acquisitions of Certain Financial Institutions”. SFAS No. 147 addresses unidentifiable intangible assets resulting from acquisitions of entire or less-than-whole financial institutions where the fair value of liabilities assumed exceeded the fair value of tangible and identifiable intangibles assets acquired. The Statement provides for the recognition of goodwill where the transaction in which an unidentifiable intangible asset arose was a business combination. The transitional provisions of SFAS No. 147 allow for the reclassification of unidentifiable intangible assets that meet certain criteria to goodwill and the restatement of earnings for any amortization of the reclassified goodwill that occurred since SFAS No. 142 was adopted. After completing its analysis of the above, Bancorp determined that neither of the sets of assets and liabilities transferred in the two branch transactions that resulted in the unidentifiable intangible assets on its books met the definition of a business for purposes of SFAS No. 147 under EITF 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”. Accordingly, Bancorp will continue to amortize these unidentifiable intangible assets without change in method. A Form 8-K was filed on December 20, 2002, with respect to this analysis.

United States Securities and Exchange Commission
November 22, 2005

Note 9 – Short-term Borrowings

4.	Please include the disclosures prescribed by Item VII of Guide 3 for each of the last three years in future filings. Refer to Guide 3 general instruction (a).

Response to Comment 4. Bancorp will revise disclosures in future filings to provide this disclosure.

     Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

                                        Very truly yours,

                                        /s/ James I. Lundy, III
                                        James I. Lundy, III

Enclosure

cc:     Securities and Exchange Commission
               Mr. John P. Nolan
               Ms. Amanda Roberts
          Sandy Spring Bancorp, Inc.
               Mr. Hunter R. Hollar
               President and Chief Executive Officer
               Mr. Philip J. Mantua
               Executive Vice President and Chief Financial Officer
               Mr. Ronald E. Kuykendall
               Executive Vice President and General Counsel
          McGladrey & Pullen, LLP
               Mr. Ray Green, CPA

Statement to Accompany
Response to Securities and Exchange Commission
Comment Letter

     Sandy Spring Bancorp, Inc. (the “Company”) provides this statement in connection with its response of even date herewith to the comment letter dated October 25, 2005, from staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2004 (the “filing”).

     As requested by the Commission in the referenced comment letter, the Company hereby acknowledges the following:

     1.      The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

     2.      Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3.      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SANDY SPRING BANCORP, INC.

By: /S/ HUNTER R. HOLLAR
    Hunter R. Hollar
    President and Chief Executive Officer

Date: November 22, 2005

By: /S/ PHILIP J. MANTUA
    Philip J. Mantua
    Executive Vice President and Chief Financial Officer

Date: November 22, 2005